UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Participants and Plan Administrator of
Minerals Technologies Inc. Savings and Investment Plan:
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Minerals Technologies Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Minerals Technologies Inc. Savings and Investment Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audits of Minerals Technologies Inc. Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Minerals Technologies Inc. Savings and Investment Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith+Brown, PC
We have served as the Plan’s auditor since 2022.
New York, New York
June 17, 2026

PCAOB ID Number 100

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
Assets:	2025	2024
Investments, at fair value (Note 3):
Cash equivalents	$1,925	$1,676
In securities of participating employer	37,028	43,830
In securities of unaffiliated issuers:
Common stock	5,986	6,252
Common collective funds	85,187	74,508
Mutual funds	196,341	178,481
Total investments, at fair value	326,467	304,747

Fully benefit-responsive investment contracts, at contract value	48,685	51,336
Notes receivable from participants	5,086	4,656

Net assets available for benefits	$380,238	$360,739

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
(in thousands)

	Year Ended December 31,
	2025	2024
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$28,649	$36,603
Dividends	3,763	3,633
Interest	1,887	2,016

Investment income	34,299	42,252

Interest from notes receivable from participants	382	354

Contributions:
Participants	14,905	14,334
Employer	7,035	6,977

Total contributions	21,940	21,311

Total additions	56,621	63,917

Reductions from net assets attributed to:
Benefits paid to participants	36,981	43,300
Administrative expenses	141	226

Total reductions	37,122	43,526

Net increase	19,499	20,391

Net assets available for benefits:
Beginning of year	360,739	340,348

End of year	$380,238	$360,739

 See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

(1)     Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the “Company”).  Employees who generally work more than 20 hours per week become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The SECURE 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans. Plan management is adopting any mandatory provisions as they become applicable and evaluating those provisions deemed discretionary. During 2025, the Plan was amended in accordance with the SECURE 2.0 Act of 2022. The age at which participants are required to begin receiving minimum distributions was increased from age 72 to age 73 for participants who attain age 72 after December 31, 2022. During 2025, the automatic cash out limit was increased to $7,000 in accordance with SECURE 2.0.

Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings (as defined). Contributions may be made on a pre-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of the first 3% of the participants’ eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company to a maximum compensation limit of $350,000. Employee contributions in excess of 5% will not be matched. While it is the Company’s intention to make matching contributions for each payroll period, the Company’s Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan. Certain employees of AMCOL International, hired after December 31, 2003, through the merger date receive a special retirement contribution of 3% of compensation. Employees initially eligible to participate in the Plan on or after January 1, 2023 will be automatically enrolled at a 5% contribution rate. In addition, the automatic contribution rate will automatically increase on a pre-tax basis each year by 1% until a combined pre-tax and Roth contribution rate of 10% is reached. Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $23,500 and $23,000 for 2025 and 2024, respectively. However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (“IRC”). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are fully vested in the entire value of their accounts at the time of contribution.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

Investment Options

Each participant in the Plan elects to have contributions invested in anyone or a combination of the following separate investment options as of December 31, 2025:

New York Life Insurance Anchor Account IV: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

Prudential Total Return Bond Fund: This fund invests primarily in bonds.

State Street Target Retirement Non-Lending Series Funds (the "Strategy Funds"): These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2025 to 2065. There is also an age-based lifetime strategy fund. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

Alliance Bernstein Discovery Value Fund: This fund invests primarily in small and mid-capitalization stocks.

Eaton Vance AtlCapSMID-Cap: This fund invests primarily in small and mid-capitalization stocks.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

American Funds Mortgage R6: This fund invests primarily in well-established, dividend paying companies with strong balance sheets to help provide current income, growth of capital, and conservation of principal.

ClearBridge Large Cap Growth Fund (IS): This fund seeks long-term capital growth.  This fund invests at least 80% of its net assets in equity securities or other instruments with similar economic characteristics of U.S. companies with large market capitalizations.

Wilmington Large Cap Value Fund: This fund invests in a diversified portfolio of U.S. equity (or equity-related) securities of large-cap companies (primarily common stock).

Fidelity 500 Index Fund: This fund normally invests at least 80% of assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

Janus Henderson Balanced Fund (N): This fund is invested in stocks and bonds.

Janus Triton Fund (I): This fund invests in equity securities of small and medium-sized companies.

MFS International Value R4 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.

MFS International Value R6 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.

Vanguard Life Strategy Conservative Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund’s assets are invested in bonds and 40% in common stocks and cash equivalents.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

Vanguard Life Strategy Growth Fund: This fund is primarily invested in stocks and bonds.  Approximately 80% of the fund’s assets are invested in stocks and 20% in bonds.

Vanguard Life Strategy Moderate Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.

State Street Russell Small/Midcap Index Non-Lending Series Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.

State Street S&P Midcap 400 Index Securities Lending Series Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited; the investments are participant directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Charles Schwab Participant-Directed Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.

JP Morgan U.S. Government MMkt Fund: This fund invests exclusively in debt securities issued or guaranteed by the U.S. government to provide liquidity, capital preservation, and income.

Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50% of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years; however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.75% for both 2025 and 2024 which are fixed at the time of the loan, and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account. In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

(2)     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value except for the fully benefit responsive contract which is stated at contract value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund.

Purchases and sales of securities are recorded on a trade-date basis.  The net appreciation in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

(3)     Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 or 2024.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. These securities are valued using quoted market prices. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at fair value using the NAV provided by the fund trustee as a practical expedient based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. There are no imposed redemption restrictions, nor does the Plan have any contractual obligations to further invest in the common collective trust funds. There are no unfunded commitments.  The NAV for these funds is published on a daily basis and is the basis for the Plan participant transactions. In accordance with subtopic 820-10, these investments have not been classified in the fair value hierarchy. The amounts presented in the fair value table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2025 and 2024. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value. There were no transfers between fair value levels during 2025 and 2024.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

As of December 31, 2025
(dollars in thousands)

	Investments at		Valuation techniques
	Fair Value as	Valuation	incorporating	Total
	determined by	techniques based	information other	Investments
	Quoted or Published	on observable	than observable	measured at
	Prices in active markets	market data	market data	Fair Value at
	(Level I)	(Level II)	(Level III)	December 31, 2025
Cash equivalents	$1,925	$-	$-	$1,925

Mutual funds
Fixed income funds	$12,668	$-	$-	$12,668
Equity funds	$53,228	$-	$-	$53,228
Growth & income funds	$127,413	$-	$-	$127,413

Mutual funds - participant-directed brokerage account
Equity funds - capital growth	$1,951	$-	$-	$1,951
Equity funds - current income	$767	$-	$-	$767
Balanced funds	$124	$-	$-	$124
Fixed income funds	$179	$-	$-	$179
International funds	$11	$-	$-	$11
Total mutual funds	$196,341	$-	$-	$196,341

Common stock
Participant-directed brokerage account	$1,029	$-	$-	$1,029
Pharmaceuticals	$4,957	$-	$-	$4,957
Industrial	$37,028	$-	$-	$37,028
Total common stock	$43,014	$-	$-	$43,014

Investments at NAV	$-	$-	$-	$85,187

Total investments	$241,280	$-	$-	$326,467

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

As of December 31, 2024
(dollars in thousands)

	Investments at		Valuation techniques
	Fair Value as	Valuation	incorporating	Total
	determined by	techniques based	information other	Investments
	Quoted or Published	on observable	than observable	measured at
	Prices in active markets	market data	market data	Fair Value at
	(Level I)	(Level II)	(Level III)	December 31, 2024
Cash equivalents	$1,676	$-	$-	$1,676

Mutual funds
Fixed income funds	$13,937	$-	$-	$13,937
Equity funds	$46,967	$-	$-	$46,967
Growth & income funds	$115,152	$-	$-	$115,152

Mutual funds - participant-directed brokerage account
Equity funds - capital growth	$1,623	$-	$-	$1,623
Equity funds - current income	$529	$-	$-	$529
Balanced funds	$107	$-	$-	$107
Fixed income funds	$156	$-	$-	$156
International funds	$10	$-	$-	$10
Total mutual funds	$178,481	$-	$-	$178,481

Common stock
Participant-directed brokerage account	$848	$-	$-	$848
Pharmaceuticals	$5,404	$-	$-	$5,404
Industrial	$43,830	$-	$-	$43,830
Total common stock	$50,082	$-	$-	$50,082

Investments at NAV	$-	$-	$-	$74,508

Total investments	$230,239	$-	$-	$304,747

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

(4)     Fully Benefit Responsive Contract

The Plan invests in the New York Life Insurance Anchor Acct IV, which is considered a fully benefit responsive contract (the “Contract”).  This investment is valued at contract value reported by the fund manager based on the underlying investments within each fund. There are no imposed redemption restrictions. The existence of certain conditions can limit the Contract's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Contract that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Contract or a unitholder, tax disqualification of the Contract or a unitholder, and certain Contract amendments if issuers' consent is not obtained. As of December 31, 2025, the occurrence of an event outside the normal operation of the Contract that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Contract without the need to access investment contracts.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)     Tax Status

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated December 27, 2013, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the IRC.  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax audits for years prior to 2022.

(7)     Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $140,909 and $226,381 for the years ended December 31, 2025 and 2024, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account. Investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2025 and 2024

(8)     Related-Party Transactions

John Hancock Trust Company LLC is Trustee and record keeper of the Plan. Certain Plan investments in the pooled separate account are managed by New York Life Investment Management LLC, an affiliate of John Hancock Trust Company LLC.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.

(9)     Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer Common Stock Funds, which principally invest in securities of a single issuer.  At December 31, 2025 and 2024, investments in the New York Life Insurance Anchor Acct IV of $48,684,668 and $51,335,857 represent 13% and 14%, respectively, of the Plan's net assets. At December 31, 2025 and 2024, investments in the Fidelity 500 Index Fund of $68,337,737 and $59,030,537 represent 18% and 16%, respectively, of the Plan's net assets. At December 31, 2025 and 2024, investments in MTI common stock of $37,027,735 and $43,829,819 represent 10% and 12%, respectively, of the Plan's net assets.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds or common collective funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(10)   Subsequent Events

The Plan evaluated events subsequent to December 31, 2025, and through June 17, 2026, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2025
(in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of		Current
	lessor or similar party	investment/interest	Cost	Value

	Cash equivalents:
	PMCO Government Money Market	Money market account	$936	$936

	Charles Schwab Participant-Directed Brokerage Account	Various money market accounts	$989	$989

	Total cash equivalents		$1,925	$1,925

	Fully benefit responsive investment contract, at contract value:
*	New York Life Insurance Anchor Acct IV	36,565 units	$43,795	$48,685

	Common collective funds:
	Target Retirement 2025 Strategy
	State Street Target Retirement 2025 Securities Non-Lending Series Fund	317 units	$7,016	$10,299

	Target Retirement 2030 Strategy
	State Street Target Retirement 2030 Securities Non-Lending Series Fund	261 units	$6,563	$9,312

	Target Retirement 2035 Strategy
	State Street Target Retirement 2035 Securities Non-Lending Series Fund	210 units	$5,451	$8,067

	Target Retirement 2040 Strategy
	State Street Target Retirement 2040 Securities Non-Lending Series Fund	182 units	$4,861	$7,166

	Target Retirement 2045 Strategy
	State Street Target Retirement 2045 Securities Non-Lending Series Fund	242 units	$6,771	$9,870

	Target Retirement 2050 Strategy
	State Street Target Retirement 2050 Securities Non-Lending Series Fund	157 units	$4,525	$6,556

	Target Retirement 2055 Strategy
	State Street Target Retirement 2055 Securities Non-Lending Series Fund	167 units	$3,352	$4,721

	Target Retirement 2060 Strategy
	State Street Target Retirement 2060 Securities Non-Lending Series Fund	69 units	$1,479	$1,794

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2025
(in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of		Current
	lessor or similar party	investment/interest	Cost	Value

	Target Retirement 2065 Strategy
	State Street Target Retirement 2065 Securities Non-Lending Series Fund	104 units	$1,580	$1,887

	Target Retirement Income Strategy
	SSgA Target Retirement Income Non-Lending Series Fund	93 units	$1,872	$2,095

.	State Street Russell Small/Midcap Index Non-Lending Series Fund	45 units	$3,182	$4,683

	State Street S&P Midcap 400 Index Securities Lending Series Fund	40 units	$5,549	$8,221

	Wilmington Large Cap Value Fund	404 units	$6,176	$10,516

	Total common collective funds		$58,377	$85,187

	Mutual funds:
	Alliance Bernstein Discovery Value Fund	85 units	$1,799	$1,681

	American Funds - Fundamental Investors Fund	352 units	$22,836	$32,234

	American Funds Mortgage R6	243 units	$2,181	$2,176

	ClearBridge Large Cap Growth Fund (IS)	213 units	$13,347	$15,838

	Eaton Vance AltCapSMID-Cap	89 units	$3,230	$3,279

	Janus Triton Fund (I)	107 units	$3,061	$2,863

	Janus Henderson Balanced Fund (N)	265 units	$10,551	$12,784

	JP Morgan U.S. Govt MMkt Cap	54 units	$54	$54

	MFS International Value R4 Fund	122 units	$5,187	$5,363

	MFS International Value R6 Fund	301 units	$6,857	$7,753

	Prudential Total Return Bond Fund	863 units	$10,680	$10,492

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2025
(in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of		Current
	lessor or similar party	investment/interest	Cost	Value

	Vanguard Life Strategy Conservative Growth Fund	254 units	$5,268	$5,556

	Vanguard Life Strategy Growth Fund	169 units	$6,850	$8,558

	Vanguard Life Strategy Moderate Growth Fund	472 units	$13,425	$16,339

	Fidelity 500 Index Fund	287 units	$48,704	$68,338

	Mutual Fund Window
	Charles Schwab Participant-Directed Brokerage Account	Various mutual fund investments	$3,033	$3,033

	Total mutual funds		$157,063	$196,341

	Charles Schwab Participant-Directed Brokerage Account	Various common stock investments	$1,029	$1,029
*	MTI Common Stock Fund
	Minerals Technologies Inc. Common Stock	608 units	$33,358	$37,028

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	199 units	$4,859	$4,957

	Total common stock		$39,246	$43,014

*	Notes receivable from participants	509 loans to participants with interest rates of 4.25% to 9.75% with various maturity dates through 2040	$-	$5,086

	Total net assets available for benefits			$380,238

* Parties in interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Erik C. Aldag
Erik C. Aldag Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 17, 2026

EXHIBIT INDEX

The following is a list of Exhibits filled as part of this Annual Report on Form 11-K:

Exhibit Number	Exhibit Description
23.1	Consent of Withum+Brown, PC